Fortress Underwriters Syndicate Members

Goldman, Sachs & Co.
Lehman Brothers Inc.
Banc of America Securities LLC
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
Bear, Stearns & Co. Inc.
Lazard Capital Markets LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. Incorporated
Wells Fargo Securities, LLC